SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2022.
Commission File Number 001-40733

LI-CYCLE HOLDINGS CORP.

Li-Cycle Holdings Corp.
207 Queen’s Quay West, Suite 590
Toronto, ON M5J 1A7
(877) 542-9253

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

INCORPORATION BY REFERENCE
Exhibits 99.2 and 99.3 to this report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (File No. 333-261568) of Li-Cycle Holdings Corp. (including the prospectus forming a part of such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.
Exhibits

Exhibit Number	Exhibit Description

99.1	Press Release dated March 17, 2022 – Li-Cycle Reports First Quarter 2022 Financial Results.

99.2	Condensed Consolidated Interim Financial Statements as of and for the Three Months ended January 31, 2022.

99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Period Ended January 31, 2022.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LI-CYCLE HOLDINGS CORP.

By:	/s/ Ajay Kochhar
Name:	Ajay Kochhar
Title:	Chief Executive Officer and Director

Date: March 17, 2022